PARTICIPANT ASSISTIVE PRODUCTS

ANNUAL REPORT AND FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2018

Participant Assistive Products
Annual report and financial statements
For the period ended 31 December 2018

CONTENTS

Participant Assistive Products
Annual report and financial statements
For the period ended 31 December 2018

COMPANY INFORMATION

DIRECTORS : George James King Junior   CEO
: Wayne Hanson   Co-Founder

REVIEWER : J G Associate
: Certified Public Accountants
 P.O. Box 70631, 00400
 Nairobi, Kenya

PRINCIPAL BANKERS : Amalgamated
 USA

Participant Assistive Products
Annual report and financial statements
For the period ended 31 December 2018

REPORT OF THE DIRECTORS

The directors submit their report and financial statements for the period ended 31 December 2018, which disclose the state of affairs of the company.

INCORPORATION

The company was incorporated in 2018.

PRINCIPAL ACTIVITIES

The company is principally involved in making affordable products using advanced processes like 3D printing starting with wheelchairs and stroller for kids with disabilities. Participant Assistive Products is a B-Corp committed to green processes, great products, and increased participation for people with disabilities.

BY ORDER OF THE BOARD

09/17/2019

DIRECTOR   George King
San Francisco, California

Participant Assistive Products
Annual report and financial statements
For the period ended 31 December 2018

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The directors are required to prepare financial statements for the financial period which give a true and fair view of the state of affairs of the company as at the end of the financial period and of its profit or loss for that period. The directors are also required to ensure that the company keeps proper accounting records that are sufficient to show and explain the transactions of the company; that disclose, with reasonable accuracy, the financial position of the company and that enable them to prepare financial statements of the company that comply with the International Financial Reporting Standard for Small and Medium-sized Entities (IFRS for SME). The directors are also responsible for safeguarding the assets of the company and for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors accept responsibility for the preparation and fair presentation of the financial statements in accordance with the International Financial Reporting Standard for Small and Medium-sized Entities (IFRS for SME). They also accept responsibility for:

i. Designing, implementing and maintaining such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error;
ii. Selecting and applying appropriate accounting policies; and
iii. Making accounting estimates and judgements that are reasonable in the circumstances.

The Directors are of the opinion that the financial statements give a true and fair view of the financial position of the company as at 31 December 2018 and of the company's financial performance and cash flows for the period then ended in accordance with International Financial Reporting Standard for Small and Medium-sized Entities '(IFRS for SME).

Having made an assessment of the company's ability to continue as a going concern, the directors are not aware of any material uncertainties related to events or conditions that may cast doubt upon the company's ability to continue as a going concern.

The directors acknowledge that the independent review of the financial statements does not relieve them of their responsibilities.

Approved by the board of directors on __September 17,__ 2019 signed on its behalf by:

_____
DIRECTOR
George King

Partners: J K Gichuki

JG
Associates
certified public accountants

**REPORT OF THE INDEPENDENT REVIEWER ON THE FINANCIAL STATEMENTS
TO THE MANAGEMENT (PARTICIPANT ASSISTIVE PRODUCTS)**

We have reviewed the accompanying financial statements of Participant Assistive Products as at 31 December 2018 entailing statements of financial position, statement of profit or loss and statement of changes in equity for the period presented. These financial statements are the responsibility of the directors. Our responsibility is to issue a report on findings for these financial statements based on our review.

We conducted our review in accordance with the International Standard on Review Engagements (ISRE 2400). This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of the entity personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit, and, accordingly, we do not express an audit opinion.

Our review of the management accounts for period ended 31 December 2018 did not reveal any exception.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial statements are not presented fairly, in all material respects in accordance with International Financial Reporting Standard for Small and Medium-sized Entities (IFRS for SME).

The Engagement Partner responsible for the review resulting in this reviewer's conclusion is FCPA Joseph Gichuki P/1448



**18 September 2019
NAIROBI**

4th Floor, Madonna House Annex • P. O. Box 70631, 00400 • Westlands Rd, Nairobi • Tel: +254 20 7840225 • Email: info@jgakenya.com

Participant Assistive Products
Annual report and financial statements
For the period ended 31 December 2018

STATEMENT OF PROFIT OR LOSS

	Notes	2018 USD
Income	2	4,760
Cost of sales	3	(3,439)
Gross profit		**1,321**
Administrative expenses	4	(16,941)
Total comprehensive loss for the year		(15,620)

The notes on pages 9 and 10 form an integral part of these financial statements.

Report of the independent reviewer - page 4.

STATEMENT OF FINANCIAL POSITION

	Notes	2018 USD
Assets		
Current assets		
Cash and cash equivalents	5	24,674
Total assets		**24,674**
Equity and liabilities		
Equity		
Share capital	10	30
Accumulated loss		(15,620)
		(15,590)
Non-current liabilities		
Amount due to related party	6	20,920
Current liabilities		
Trade and other payables	7	19,344
Total equity and liabilities		**24,674**

The financial statements on pages 5 to 10 were approved and authorised for issue by the board of directors on____September 17,_____2019 and were signed on its behalf by:

_____ **DIRECTOR**
George King

The notes on pages 9 and 10 form an integral part of these financial statements.

Report of the independent reviewer - page 4.

STATEMENT OF CHANGES IN EQUITY

	Notes	Share capital USD	Accumulated loss USD	Total USD
At start of period		-	-	-
Issue of shares	10	30	-	30
Loss for the period		-	(15,620)	(15,620)
At end of period		30	(15,620)	(15,590)

The notes on pages 9 and 10 form an integral part of these financial statements.

Report of the independent reviewer - page 4.

Participant Assistive Products
Annual report and financial statements
For the period ended 31 December 2018

STATEMENT OF CASH FLOWS

	Notes	2018 USD
Operating activities		
Net profit for the period		(15,620)
Changes in working capital:		
Increase in trade and other payables	7	19,344
Net cash from operating activities		3,724
Cash flows from financing activities		
Owners' investment	6	20,920
Issue of shares		30
Net cash from financing activities		20,950
Increase in cash and cash equivalents		24,674
Movement in cash and cash equivalents		
At start of period		-
Increase		24,674
At end of period	5	24,674

The notes on pages 9 and 10 form an integral part of these financial statements.

Report of the independent reviewer - page 4.

Participant Assistive Products
Annual report and financial statements
For the year ended 31 December 2018

NOTES:

1. **Significant accounting policies**

   The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

a) **Basis of preparation**

   The financial statements have been prepared under the historical cost convention, except as indicated otherwise below and are in accordance with International Financial Reporting Standard for Small and Medium-sized Entities (IFRS for SME). The historical cost convention is generally based on the fair value of the consideration given in exchange of assets. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or liability, the group takes into account the characteristics of the asset or liability if market participants would take those characteristics into when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these financial statements is determined on such a basis, except for measurements that have some similarities to fair value but are not fair value, such as net realisable value in IAS 2 or value in use in IAS 36.

   Going concern

   The financial performance of the company is set out in the director's report and in the statement of profit or loss and the other comprehensive income. The financial position of the company is set out in the statement of financial position.

   Based on the financial performance and position of the company and its risk management policies, the directors are of the opinion that the company is well placed to continue in business for the foreseeable future and as a result the financial statements are prepared on a going concern basis.

b) **Revenue recognition**

   Revenue comprise the fair value of the consideration received or receivable for the provision of services and/or performance of services, in the ordinary course of business.

   The company recognises revenue from direct sales of Wheel chairs and from services The company recognises revenue as and when it satisfies a performance obligation by transferring control of a product or service to a customer. The amount of revenue recognised is the amount the Company expects to receive in accordance with the terms of the contract, and excludes amounts collected on behalf of third parties, such as Value Added Tax.

c) **Trade payables**

   Trade payables are recognised initially at the transaction price. They are obligations on the basis of normal credit terms and do not bear interest.

d) **Cash and cash equivalents**

   For the purposes of the cash flow statement, cash and cash equivalents comprise cash in hand, deposits held at call with banks, and financial assets with maturities of less than 3 months, net of bank overdrafts.

e) **Share capital**

   Ordinary shares are classified as equity.

Participant Assistive Products
Annual report and financial statements
For the year ended 31 December 2018

NOTES (CONTINUED)

		2018 USD
2.	**Sales**	4,760
3.	**Cost of sales**	3,439
4.	**Administration expenses**	
	Audit fees	2,000
	Bank charges	33
	Advertisement	3
	License	584
	Computers	2,182
	Contractors	1,513
	Entertainment	404
	Freight charges	26
	Legal charges	1,899
	Marketing expenses	2,401
	Software subscription	823
	Travelling	4,774
	Utilities	105
	Office expenses	150
	Professional development resources	44
		16,941

5. **Cash and cash equivalents**

Cash at bank	24,674

For the purpose of the cash flow statements, the year-end cash and cash equivalents comprise the following:

Cash at bank balance	24,674
Cash in hand balance	-
	24,674

6. **Amount due to related party**

Owners investment	20,920

7. **Trade and other payables**

Trade payables	17,344
Accruals	2,000
	19,344

10. **Share capital**

Authorised:

3,000,000 ordinary shares of $ 0.00001 each	30
	30

Issued and fully paid:

3,000,000 ordinary shares of $ 0.00001 each	
	30

11. **Presentation currency**

The financial statements are presented in US Dollars ($).